SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              Trestle Holdings, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    89530U105
                                  ------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 89530U105                                                 Page 2 of 6
_____________________________________________________________________________
     Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
1
     Guild Investment Management, Inc., Tax ID No. 95-3209001

_____________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group                (a) [ ]
                                                                     (b) [X]
_____________________________________________________________________________
3    SEC Use Only
_____________________________________________________________________________
4    Citizenship or Place of Organization

     California corporation
_____________________________________________________________________________

Number of      5    Sole Voting Power

Shares              208,500 shares of Common Stock (See Note to Item 4)
               ______________________________________________________________
Beneficially   6    Shared Voting Power

Owned by            0
               ______________________________________________________________
Each           7    Sole Dispositive Power

Reporting           208,500 shares of Common Stock (See Note to Item 4)
               ______________________________________________________________
Person         8    Shared Dispositive Power

With:               0
_____________________________________________________________________________
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     208,500 shares of Common Stock (See Note to Item 4)
_____________________________________________________________________________
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   Percent of Class Represented by Amount in Row (9)

     2.47 % (See Note to Item 4)
_____________________________________________________________________________
12   Type of Reporting Person (See Instructions)

     IA
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 89530U105                                                 Page 3 of 6

Item 1

   (a)   Name of Issuer:  Trestle Holdings, Inc.

   (b)   Address of Issuer's Principal Executive Offices:

         199 Technology Drive, Suite 105, Irvine, California 92618

Item 2

   (a)   Name of Person Filing:  Guild Investment Management, Inc.

   (b)   Address of Principal Business office:

         23805 Stuart Ranch Road, Suite 105, Malibu, California 90265

   (c)   Citizenship:  California corporation

   (d)   Title of Class of Securities:  Common Stock

   (e)   CUSIP Number:  89530U105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

   (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d)  [ ]  Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C 80a-8).

   (e)  [X]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

   (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

   (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

   (j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                   SCHEDULE 13G

CUSIP NO. 89530U105                                                 Page 4 of 6

Item 4.  Ownership.

   (a)  Amount beneficially owned:

        208,500 shares, comprising 26,500 shares of common stock and warrants to acquire such 182,000 shares as of December 31, 2005. (See Note, below.)

        Note: Guild Investment Management, Inc. ("GIM") is a registered investment advisor under Section 203 of the Investment Advisors Act of 1940. All shares described above as "beneficially owned" are either held in individual advisory accounts over which GIM has discretionary authority or in the accounts of investment limited partnerships of which GIM is general partner. GIM disclaims "beneficial ownership" of these securities other than for reporting purposes under Section 13(d) and Rule 13d-1.

   (b)  Percent of class:

        Based on 8,257,214 shares of Common Stock of the Issuer outstanding as of December 31, 2005, and counting warrants GIM holds, GIM holds approximately 2.47% of the Common Stock outstanding as of December 31, 2005.

   (c)  Number of shares to which such person has:

        (i)   Sole power to vote or direct the vote: 208,500

        (ii)  Shared power to vote or direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 208,500

        (iv)  Shared power to dispose or direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

	[X].

                                  SCHEDULE 13G

CUSIP NO. 89530U105                                                 Page 5 of 6

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 All securities described above as "beneficially owned" are owned by advisory clients of GIM or investment partnerships of which GIM is general partner. None of the investment partnerships and, to the best knowledge of GIM, none of the advisory clients owns more than 5% of such class of securities. GIM disclaims beneficial ownership of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company or Control Person.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 89530U105                                                 Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2006

					GUILD INVESTMENT MANAGEMENT, INC.


                                        /s/ Montague Guild, Jr.
                                        -----------------------
                                        Montague Guild, Jr.
					President